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UNITED STATES
SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

SCHEDULE 13D/A

Under the Securities Exchange Act of 1934
(Amendment No. 2 )*

IFTH ACQUISITION CORP.
(Name of Issuer)
Common Stock - $0.01 par value
(Title of Class of Securities)
871942 10 8
(CUSIP Number)
Joseph J. Grillo
Applied Digital Solutions, Inc.
1690 South Congress Avenue, Suite 201
Delray Beach, Florida 33445
Tel: (561) 276-0477
Fax: (561) 276-0977
(Name, Address and Telephone Number of Person Authorized to
Receive Notices and Communications)
December 31, 2007
(Date of Event Which Requires Filing of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of §§240.13d-1(e), 240.13d-1(f) or 240.13d-1(g), check the following box. ☐

Note: Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits. See Rule 13d-7 for other parties to whom copies are to be sent.

* The remainder of this cover page shall be filled out for a reporting person’s initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934 (“Act”) or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

CUSIP No.

1	NAMES OF REPORTING PERSONS Applied Digital Solutions, Inc.

2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (SEE INSTRUCTIONS)
(a) ☐
(b) ☑

3	SEC USE ONLY

4	SOURCE OF FUNDS (SEE INSTRUCTIONS)

N/A

5	CHECK IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) OR 2(e)

☐

6	CITIZENSHIP OR PLACE OF ORGANIZATION

Delaware

	7	SOLE VOTING POWER

NUMBER OF		2,570,000 shares

SHARES	8	SHARED VOTING POWER
BENEFICIALLY
OWNED BY		0 shares

EACH	9	SOLE DISPOSITIVE POWER
REPORTING
PERSON		2,570,000 shares

WITH	10	SHARED DISPOSITIVE POWER

0 shares

11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

2,570,000 shares

12	CHECK IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES (SEE INSTRUCTIONS)

☐

13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

49.94%

14	TYPE OF REPORTING PERSON (SEE INSTRUCTIONS)

CO

Item 1. Security and Issuer
This Amendment No. 2 to Schedule 13D relates to shares of common stock, par value $0.01 per share, of IFTH Acquisition Corp. f/k/a InfoTech USA, Inc., a Delaware corporation (the “Issuer”), and is being filed on behalf of Applied Digital Solutions, Inc. (“ADS”) to amend the Schedule 13D (the “Schedule 13D”), which was originally filed on December 26, 2000 and amended on June 19, 2007. The address of the principal executive office of the Issuer is 7 Kingsbridge Road, Fairfield, New Jersey 07004. Information reported in the original filing remains in effect except to the extent that it is amended, restated, supplemented or superseded by information contained in this Amendment No. 2.
Item 4. Purpose of Transaction
The following information supplements the information previously provided in Item 4 in that it adds information regarding the purpose of the acquisition of securities of the Issuer.
Effective December 31, 2007, the Issuer sold all of its assets to Corporate Technologies, LLC, a Minnesota limited liability company (“Corporate Technologies”), under the terms and subject to the conditions of an asset purchase agreement, dated November 13, 2007, among the Issuer, Corporate Technologies, and the Issuer’s wholly-owned subsidiaries, InfoTech USA, Inc., a New Jersey corporation, and Information Technology Services, Inc., a New York corporation. Pursuant to the purchase agreement, Corporate Technologies delivered $800,000 to the Issuer in cash, less a $25,000 holdback that will be paid upon receipt of certain tax clearance letters. Corporate Technologies also delivered $200,000 to Wells Fargo Bank, National Association, as escrow agent, to be held in escrow. The purchase agreement provides that this escrow amount shall be held in escrow for a period of three months following the closing, during which time incremental amounts shall be paid to the Issuer as certain reduction in real property rental expenses are achieved by the Issuer. At the end of the three-month escrow period, any amount of the $200,000 escrow amount not due to the Issuer for obtaining certain reduction in real property rental expenses shall be released to Corporate Technologies with interest thereon. Pursuant to the terms of the purchase agreement, certain assets of the Issuer, including its cash, accounts receivable and inventory and shares that it holds of ADS common stock, will be retained by the Issuer. The Issuer retained its cash at the time of the closing of the purchase agreement, the cash received from the collection of accounts receivable and the sale of inventory, and the net proceeds from the sale, and will utilize these funds to seek to acquire an operating business unrelated to its current business.
Per the terms of a Consent and Waiver to Asset Sale, dated December 17, 2007, obtained from Laurus Master Fund, Ltd., Kallina Corporation and certain of their affiliates (the “Lenders”), ADS’ lenders, the Lenders consented to the transactions contemplated by the purchase agreement. However, the Consent and Waiver to Asset Sale will cease to be effective if:
•	the Issuer does not acquire an operating business unrelated to its current business within 180 days after December 31, 2007 (the “Transaction Date”) and the Issuer is not liquidated and its assets are not distributed to its stockholders within thirty days after the Transaction Date;

•	immediately following December 31, 2007 the financial statement of the Issuer are not substantially similar to the pro forma information disclosed to the Lenders; and

•	between December 31, 2007 and the Transaction Date, more than $200,000 is spent by the Issuer.
Except as set forth in this Item 4, ADS has no present plans or proposals that relate to or that would result in any of the actions specified in clauses (a) through (j) of Item 4 of Schedule 13D.
Item 5. Interest in Securities of the Issuer
The following information amends the information previously provided in Item 5 by including updated beneficial ownership information.
(a) and (b). As of January 17, 2008, ADS is the beneficial owner of 2,570,000 shares of the Issuer’s common stock, or approximately 49.94% of the Issuer’s common stock outstanding. ADS has sole voting and dispositive power with respect to the 2,570,000 shares, or 49.94%, of the Issuer’s common stock.
(c). ADS has not engaged in any transactions in the Issuer’s common stock during the past 60 days.
Item 6. Contracts, Arrangements, Understandings or Relationships with Respect to Securities of the Issuer.
Per the terms of a Consent and Waiver to Asset Sale, dated December 17, 2007, obtained from the Lenders, the Lenders consented to the transactions contemplated by the purchase agreement. However, the Consent and Waiver to Asset Sale will cease to be effective if:
•	the Issuer does not acquire an operating business unrelated to its current business by the Transaction Date and the Issuer is not liquidated and its assets are not distributed to its stockholders within thirty days after the Transaction Date;

•	immediately following December 31, 2007 the financial statement of the Issuer are not substantially similar to the pro forma information disclosed to the Lenders; and

•	between December 31, 2007 and the Transaction Date, more than $200,000 is spent by the Issuer.

Item 7. Material to be Filed as Exhibits.
All exhibits to the original Schedule 13D, as amended, are incorporated herein by reference. Attached hereto as exhibits are the following documents:

Exhibit 1	Consent and Waiver to Asset Sale among Applied Digital Solutions, Inc., Laurus Master Funds, Ltd., Kallina Corporation and certain of their affiliates.

SIGNATURE
After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.
Date: January 22, 2008
APPLIED DIGITAL SOLUTIONS, INC.
By: /s/ Lorraine M. Breece
Name: Lorraine M. Breece
Title: Senior Vice President and Acting Chief Financial Officer

EXHIBIT INDEX

Exhibit 1	Consent and Waiver to Asset Sale among Applied Digital Solutions, Inc., Laurus Master Funds, Ltd., Kallina Corporation and certain of their affiliates.